UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 20 December 2010

Commission File Number 1-31615

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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82-_____.

Enclosures: Sasol announces a CAD$1 050 million acquisition of a 50% participation interest in the Montney shale basin in Canada

Sasol Limited - Sasol announces a CAD$1 050 million
(ZAR7 119 million) acquisition of a 50% participation interest in
the Montney shale basin in Canada

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
JSE share code: SOL   ISIN: ZAE000006896
NYSE share code: SSL   ISIN: US8038663006
("Sasol" or "the Company")

SASOL ANNOUNCES A CAD$1 050 MILLION ACQUISITION OF A 50%
PARTICIPATION INTEREST IN THE MONTNEY SHALE BASIN IN CANADA

Transaction highlights

- Sasol enters the North American shale gas market, through strategic partnership with Talisman Energy Inc. ("Talisman");
- acquisition of 50% participation interest in Farrell Creek's shale gas assets and the associated gas gathering systems and processing facility ("Farrell Creek Assets") for an aggregate purchase consideration of CAD$1 050 million (ZAR7 119 million) with effect from 1 January 2011;
- Farrell Creek is located in the Montney basin in north-eastern British Columbia, Canada;
- Talisman will retain the remaining 50% participation interest in, and continue to operate, the Farrell Creek Assets;
- Talisman's 51 635 acres of land covered by the Farrell Creek Assets represents an estimated contingent resource of 9,6 trillion cubic feet ("tcf");
- the transaction allows for accelerated growth within Sasol's upstream portfolio; and
- provides for the potential acceleration of Sasol's gas-to-liquids ("GTL") value proposition in North America.

1. Introduction
Sasol through its wholly owned subsidiary, Sasol Petroleum International (Pty) Limited, has reached an agreement to acquire a 50% participation interest in the high quality Farrell Creek Assets from Talisman for a total purchase consideration of CAD$1 050 million (ZAR7 119 million at the closing CAD/ZAR exchange rate of 6,78 on 17 December 2010) ("the Transaction") with effect from 1 January 2011.

2. Rationale for the transaction
Recent advances in shale gas technology have fundamentally changed natural gas market dynamics in North America, enabling shale gas to become an economically feasible alternative to conventional natural gas.

Sasol believes that this market shift provides it with an opportunity to not only accelerate growth within its upstream portfolio by way of the acquisition of high quality natural gas assets but also to accelerate its GTL value proposition.

The Company has therefore focused its efforts on increasing its natural gas resources through exploration and/ or acquisition opportunities. The quality (notably the thickness and richness of the shale) and size of the Farrell Creek resource base, as well as its expected production profile makes this a highly attractive asset for Sasol. Furthermore, by partnering with a credible international shale gas operator such as Talisman, Sasol is able to leverage Talisman's experience whilst continuing to grow its own shale gas expertise.

Sasol is of the view that the favourable location of the Farrell Creek Assets in terms of its low operational risk and the proximity of, and access to, the existing North American pipeline infrastructure makes the Farrell Creek Assets sustainable, on a long-term, stand-alone basis. The potential to use the gas from the Farrell Creek Assets as feedstock into an integrated GTL project provides an alternative monetisation route for Sasol, Talisman and other gas producers in the area. The Company believes that there has been a structural shift in the dynamics between natural gas and oil, making GTL an even more attractive value proposition.

3. Details of the transaction
3.1 Seller
Talisman, listed on the Toronto and New York stock exchanges, is a global, diversified, upstream oil and gas company with its headquarters in Canada. The company is an established player in the North American unconventional gas resource industry with strong operator skills and is committed to operating in a safe, environmentally responsible manner and to maintaining good working relationships with local communities near the areas of its operations.
Talisman is a major producer of gas in the Marcellus shale and also holds leading positions in the Montney, Utica, and Eagle Ford shales.

3.2 Transaction description
Sasol and Talisman have agreed to establish a 50/50 general partnership in Canada that will own the Farrell Creek Assets, whilst each of Sasol and Talisman will also hold an undivided 50% participation interest in the associated gas gathering systems and processing facility. Talisman will continue to operate the Farrell Creek Assets and the associated gas gathering systems and processing facility. Sasol will establish a Canadian legal entity to ultimately hold its 50% partnership interest in the Farrell Creek Assets and its 50% participation interest in the associated gas gathering systems and processing facility.

Furthermore, Sasol and Talisman have agreed to jointly conduct a feasibility study on the economic viability of a GTL facility in western Canada. The two companies have also agreed to collaborate on other western Canadian natural gas opportunities.

3.3 Description of assets
The Montney basin is organically rich shale located in Canada's western Alberta and north-eastern British Columbia. Its primary formations are of mid-Triassic age and found at depths of around 8 000 feet. The average shale thickness of the Farrell Creek Assets is 1 200 feet. Talisman's 51 635 acres of Farrell Creek represents an estimated contingent resource of 9,6 tcf, this being the central estimate within a range from 4tcf to 12tcf. At the present time, as only the initial phase of the development plan has been approved and as production data exist only for the very early period of well performance, no more than a small percentage of this volume is anticipated to be included in Sasol's filing at the end of its current reporting year. Talisman currently produces approximately 40 - 60 mmscf per day of natural gas from Farrell Creek, selling all of it into the North American natural gas market.

3.4 Purchase consideration
The aggregate purchase consideration of CAD$1 050 million (ZAR7 119 million) is structured as a cash payment of CAD$262,5 million (ZAR1 780 million) at closing for the acquisition of the Farrell Creek Assets and CAD$787,5 million (ZAR5 339 million) in the form of a carry of 75% of Talisman's 50% portion of the future cost to further develop the Farrell Creek Assets until such time that the aggregate purchase consideration has been paid in full. Thereafter, each partner will fund its 50% portion of the capital development costs for the Farrell Creek Assets. The aggregate purchase consideration will be funded from surplus cash available within the Sasol group.

3.5 Suspensive conditions
The Transaction is conditional upon the fulfilment of the following suspensive conditions:
* conclusion of the definitive agreements;
* South African Exchange Control approval by the South African Reserve Bank;
* receipt of all required regulatory approvals and consents; and
* no material adverse change to the Farrell Creek Assets .

It is envisaged that closing will take place in the first half of 2011.

4 Pro forma financial effects
The pro-forma financial effects of the Transaction on Sasol
Limited's consolidated results for the year ended and financial
position as at 30 June 2010, calculated in terms of the
provisions of the JSE listing requirements, are not significant.

Johannesburg
20 December 2010

Exclusive Financial advisor
Morgan Stanley & Co

Legal advisor
Fraser, Milner & Casgrain

Sponsor
Deutsche Securities (SA) (Pty) Limited

Forward-looking statement:

The estimates of contingent resources contained in this
announcement are based on definitions provided by the Society of
Petroleum Engineers. Contingent resources do not constitute, and
should not be confused with, reserves. Contingent resources are
defined as those quantities of petroleum estimated, as of a given
date, to be potentially recoverable from a known accumulation by
application of development projects, but which are not currently
considered to be commercially recoverable due to one or more
contingencies. There is therefore uncertainty as to the portion
of the volumes identified as contingent resources that will be
commercially producible.

Sasol may, in this announcement, make certain statements that are
not historical facts and relate to analyses and other information
which are based on forecasts of future results and estimates of
amounts not yet determinable. These statements may also relate to
our future prospects, developments and business strategies.
Examples of such forward-looking statements include, but are not
limited to, statements regarding exchange rate fluctuations,
volume growth, increases in market share, total shareholder
return, resource volumes and values and cost reductions. Words
such as "believe", "anticipate", "expect", "intend", "seek",
"will", "plan", "could", "may", "endeavour" and "project" and
similar expressions are intended to identify such forward-looking
statements, but are not the exclusive means of identifying such
statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved. If one or more of these risks materialise, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated.

You should understand that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. Some of these factors are discussed more fully in our most recent annual report under the Securities Exchange Act of 1934 on Form 20-F filed on 28 September 2010 and in other filings with the United States Securities and Exchange Commission. The list of factors discussed therein is not exhaustive; when relying on forward-looking statements to make investment decisions, you should carefully consider both these factors and other uncertainties and events. Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

Morgan Stanley & Co and its affiliates are acting as independent financial advisor to Sasol Limited and no one else in connection with the transaction and will not be responsible to anyone other than Sasol Limited for providing the protections afforded to the clients of Morgan Stanley & Co nor for providing advice in relation to the transaction, the contents of this announcement or any other matter referred to herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 20 December 2010

By: /s/ N L Joubert
Name: Nereus Louis Joubert
Title: Company Secretary